Exhibit 99.1

Exhibit No.	Exhibit

99.1

Copies of the disclosure letters that were filed on March 16, 2023 by PLDT Inc. with the Philippine Securities and Exchange Commission, the Philippine Stock Exchange, Inc., and the Philippine Dealing and Exchange Corporation regarding the press release entitled “PLDT Group announces new tower sale and leaseback transaction”.

March 16, 2023

The Philippine Stock Exchange, Inc.

6/F Philippine Stock Exchange Tower

28th Street corner 5th Avenue

Bonifacio Global City, Taguig City

Attention: Ms. Alexandra D. Tom Wong

OIC-Disclosure Department

Securities & Exchange Commission

Secretariat Building, PICC Complex

Roxas Boulevard, Pasay City

Attention: Mr. Vicente Graciano P. Felizmenio, Jr.

Director – Markets and Securities Regulation Dept

Philippine Dealing & Exchange Corporation

29th Floor, BDO Equitable Tower

8751 Paseo de Roxas, Makati City 1226

Attention: Atty. Marie Rose M. Magallen-Lirio

Head - Issuer Compliance and Disclosure Department

Gentlemen:

In compliance with the PSE’s Revised Disclosure Rules, we submit herewith PSE Disclosure Forms 4-30 and 4-31 in relation to the press release entitled “PLDT Group announces new tower sale and leaseback transaction”.

This submission shall also serve as our compliance with Section 17.1 of the Securities Regulation Code regarding the filing of reports on significant developments.

Very truly yours,

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

PLDT Inc.

COVER SHEET

SEC Registration Number
P	W	-	5	5

Company Name

P	L	D	T	I	N	C.

Principal Office (No./Street/Barangay/City/Town/Province)

R	A	M	O	N		C	O	J	U	A	N	G	C	O	B	U	I	L	D	I	N	G

M	A	K	A	T	I		A	V	E	N	U	E

M	A	K	A	T	I		C	I	T	Y

Form Type			Department requiring the report				Secondary License Type, If Applicable
17	-	C	M	S	R	D

COMPANY INFORMATION

Company’s Email Address	Company’s Telephone Number/s	Mobile Number

No. of Stockholders	Annual Meeting Month/Day	Fiscal Year Month/Day
11,424 As of February 28, 2023	Every 2nd Tuesday of June	December 31

CONTACT PERSON INFORMATION
The designated contact person MUST be an Officer of the Corporation

Name of Contact Person	Email Address	Telephone Number/s	Mobile Number
Marilyn A. Victorio-Aquino	mvaquino@pldt.com.ph	82500254
Contact Person’s Address
MGO Building, Legaspi St. corner Dela Rosa St., Makati City

Note: In case of death, resignation or cessation of office of the officer designated as contact person, such incident shall be reported to the Commission within thirty (30) calendar days from the occurrence thereof with information and complete contact details of the new contact person designated.

SECURITIES AND EXCHANGE COMMISSION

CURRENT REPORT UNDER SECTION 17

OF THE SECURITIES REGULATION CODE

AND SRC RULE 17.1

1.
March 16, 2023

Date of Report (Date of earliest event reported)

2.
SEC Identification Number PW-55

3.
BIR Tax Identification No. 000-488-793

4.
PLDT Inc.

Exact name of issuer as specified in its charter

5. PHILIPPINES 6.____________ (SEC Use Only)

Province, country or other jurisdiction Industry Classification Code of Incorporation

7. Ramon Cojuangco Building, Makati Avenue, Makati City 1200

Address of principal office Postal Code

8. (632) 82500254

Issuer's telephone number, including area code

9. Not Applicable

Former name or former address, if changed since last report

10.
Securities registered pursuant to Sections 8 and 12 of the Securities Regulation Code and Sections 4 and 8 of the Revised Securities Act

Title of Each Class	Number of Shares of Common Stock Outstanding and Amount of Debt Outstanding

________________________________________________________________

________________________________________________________________

________________________________________________________________

PLDT Inc.

TEL

PSE Disclosure Form 4-30 - Material Information/Transactions References: SRC Rule 17 (SEC Form 17-C) and Sections 4.1 and 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT Group announces new tower sale and leaseback transaction
Background/Description of the Disclosure

•
PLDT Group signs agreements for the sale and leaseback of a fourth portfolio of 1,012 towers for over PhP12.1 billion.
•
Brings total number of towers to be monetized via a series of sale and leaseback transactions to over 7,500 for more than PhP98 billion.
•
Expands the PLDT Group’s network of partners with another strong independent tower company, backed by a major global financial investor.
•
Solidifies the PLDT Group’s strategy for an asset-light balance sheet, while providing superior network quality and an even better customer experience.
•
Supports the government’s program of building a strong digital infrastructure program to allow Filipinos to access affordable and reliable internet services.

MANILA, March 16, 2023 - The country’s largest integrated telco, PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), announced today that its subsidiaries, Smart Communications, Inc. (“Smart”) and Digitel Mobile Phils., Inc., have signed a Sale and Purchase Agreement in connection with the sale of 1,012 telecommunications towers and associated passive telecommunications infrastructure for over PhP12.1 billion to Frontier Tower Associates Philippines Inc. (“Frontier”). This price mirrors the value of the towers covered by the sale and leaseback transactions announced in April and December 2022. The transaction brings the total number of towers monetized via sale and leaseback transactions to over 7,500 for a total consideration of more than PhP98 billion.

Frontier is a subsidiary of Pinnacle Towers Pte. Ltd. (“Pinnacle”), an Asia-focused digital infrastructure platform with a strong focus on the rapidly growing Philippines market, which KKR invested in 2020. The 1,012 towers being monetized are primarily located in Luzon.

Concurrent with the execution of the Sale and Purchase Agreement for the sale of 1,012 telecommunications towers, Smart also entered into a Master Services Agreement with Frontier on similar terms (including tenor and lease rate) as the Master Services Agreements previously entered into by Smart in relation to the sale and leaseback transactions announced in April and December 2022. Upon completion of the transaction,

Smart will lease back the towers for a period of 10 years at competitive terms as the anchor tenant. The sale and leaseback will be complemented by a commitment of 550 new points of service from Smart over the next few years enabling Smart to further expand its network and enhance customer experience.

This transaction supports the current administration’s “Build Better More” program which incorporates a strong digital infrastructure program to ensure that Filipinos will have access to affordable and reliable internet.

The transaction is expected to generate a material gain on disposal for PLDT.

Commenting on the transaction, PLDT Chairman Manuel V. Pangilinan said “This transaction cements our relationship with one of the largest independent tower companies in the country, providing the Group with another important partner to support our expansion, while unlocking additional value.”

PLDT and Smart President and CEO Alfredo S. Panlilio added “This transaction represents another important milestone in our asset-light strategy focused on operational efficiencies and best-in-class customer experience, supportive of the government’s digital roadmap for the Philippines.” Panlilio is a member of the Private Sector Advisory Council (PSAC) Digital Infrastructure group that supports the nation's development blueprint and digitalization agenda through the GoDigital Pilipinas movement.

Patrick Tangney, Chairman and CEO of Frontier, said “Our partnership with PLDT is built on a foundation of trust: trust that we can continue to deliver long-term value in operating and expanding PLDT’s world-class network in an environmentally sustainable manner. This transaction provides a wonderful opportunity for us to enhance digital connectivity and inclusion throughout the Philippines for PLDT and the people of the Philippines.”

Closing of the transaction will be staggered based on the number of towers being transferred and subject to customary closing conditions. All closings are expected to be completed in 2023.

UBS AG acted as exclusive financial adviser to PLDT and Smart on this transaction.

Other Relevant Information
This disclosure may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events. Please refer to attached press release.

PLDT Inc.

TEL

PSE Disclosure Form 4-31 – Press Release References: SRC Rule 17 (SEC Form 17-C) and Section 4.4 of the Revised Disclosure Rules

Subject of the Disclosure
PLDT Group announces new tower sale and leaseback transaction
Background/Description of the Disclosure

•
PLDT Group signs agreements for the sale and leaseback of a fourth portfolio of 1,012 towers for over PhP12.1 billion.
•
Brings total number of towers to be monetized via a series of sale and leaseback transactions to over 7,500 for more than PhP98 billion.
•
Expands the PLDT Group’s network of partners with another strong independent tower company, backed by a major global financial investor.
•
Solidifies the PLDT Group’s strategy for an asset-light balance sheet, while providing superior network quality and an even better customer experience.
•
Supports the government’s program of building a strong digital infrastructure program to allow Filipinos to access affordable and reliable internet services.

MANILA, March 16, 2023 - The country’s largest integrated telco, PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), announced today that its subsidiaries, Smart Communications, Inc. (“Smart”) and Digitel Mobile Phils., Inc., have signed a Sale and Purchase Agreement in connection with the sale of 1,012 telecommunications towers and associated passive telecommunications infrastructure for over PhP12.1 billion to Frontier Tower Associates Philippines Inc. (“Frontier”). This price mirrors the value of the towers covered by the sale and leaseback transactions announced in April and December 2022. The transaction brings the total number of towers monetized via sale and leaseback transactions to over 7,500 for a total consideration of more than PhP98 billion.

Frontier is a subsidiary of Pinnacle Towers Pte. Ltd. (“Pinnacle”), an Asia-focused digital infrastructure platform with a strong focus on the rapidly growing Philippines market, which KKR invested in 2020. The 1,012 towers being monetized are primarily located in Luzon.

Concurrent with the execution of the Sale and Purchase Agreement for the sale of 1,012 telecommunications towers, Smart also entered into a Master Services Agreement with Frontier on similar terms (including tenor and lease rate) as the Master Services Agreements previously entered into by Smart in relation to the sale and leaseback transactions announced in April and December 2022. Upon completion of the transaction, Smart will lease back the towers for a period of 10 years at competitive terms as the anchor tenant. The sale and leaseback will be complemented by a commitment of 550 new points of service from Smart over the next few years enabling Smart to further expand its network and enhance customer experience.

This transaction supports the current administration’s “Build Better More” program which incorporates a strong digital infrastructure program to ensure that Filipinos will have access to affordable and reliable internet.

The transaction is expected to generate a material gain on disposal for PLDT.

Commenting on the transaction, PLDT Chairman Manuel V. Pangilinan said “This transaction cements our relationship with one of the largest independent tower companies in the country, providing the Group with another important partner to support our expansion, while unlocking additional value.”

PLDT and Smart President and CEO Alfredo S. Panlilio added “This transaction represents another important milestone in our asset-light strategy focused on operational efficiencies and best-in-class customer experience, supportive of the government’s digital roadmap for the Philippines.” Panlilio is a member of the Private Sector Advisory Council (PSAC) Digital Infrastructure group that supports the nation's development blueprint and digitalization agenda through the GoDigital Pilipinas movement.

Patrick Tangney, Chairman and CEO of Frontier, said “Our partnership with PLDT is built on a foundation of trust: trust that we can continue to deliver long-term value in operating and expanding PLDT’s world-class network in an environmentally sustainable manner. This transaction provides a wonderful opportunity for us to enhance digital connectivity and inclusion throughout the Philippines for PLDT and the people of the Philippines.”

Closing of the transaction will be staggered based on the number of towers being transferred and subject to customary closing conditions. All closings are expected to be completed in 2023.

UBS AG acted as exclusive financial adviser to PLDT and Smart on this transaction.

Other Relevant Information

This disclosure may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

Please refer to attached press release.

11. Item 9 (Other events)

Attached herewith is the press release entitled “PLDT Group announces new tower sale and leaseback transaction”.

Pursuant to the requirements of the Securities Regulation Code, the Company has duly authorized and caused this Report to be signed on its behalf by the undersigned.

PLDT INC.

By:

/s/Marilyn A. Victorio-Aquino

Marilyn A. Victorio-Aquino

Corporate Secretary

March 16, 2023

PLDT pressrelease

PLDT Group announces
new tower sale and leaseback transaction

•
PLDT Group signs agreements for the sale and leaseback of a fourth portfolio of 1,012 towers for over PhP12.1 billion.

•
Brings total number of towers to be monetized via a series of sale and leaseback transactions to over 7,500 for more than PhP98 billion.

•
Expands the PLDT Group’s network of partners with another strong independent tower company, backed by a major global financial investor.

•
Solidifies the PLDT Group’s strategy for an asset-light balance sheet, while providing superior network quality and an even better customer experience.

•
Supports the government’s program of building a strong digital infrastructure program to allow Filipinos to access affordable and reliable internet services.

MANILA, March 16, 2023 - The country’s largest integrated telco, PLDT Inc. (“PLDT”) (PSE: TEL) (NYSE: PHI), announced today that its subsidiaries, Smart Communications, Inc. (“Smart”) and Digitel Mobile Phils., Inc., have signed a Sale and Purchase Agreement in connection with the sale of 1,012 telecommunications towers and associated passive telecommunications infrastructure for over PhP12.1 billion to Frontier Tower Associates

Philippines Inc. (“Frontier”). This price mirrors the value of the towers covered by the sale and leaseback transactions announced in April and December 2022. The transaction brings the total number of towers monetized via sale and leaseback transactions to over 7,500 for a total consideration of more than PhP98 billion.

Frontier is a subsidiary of Pinnacle Towers Pte. Ltd. (“Pinnacle”), an Asia-focused digital infrastructure platform with a strong focus on the rapidly growing Philippines market, which KKR invested in 2020. The 1,012 towers being monetized are primarily located in Luzon.

Concurrent with the execution of the Sale and Purchase Agreement for the sale of 1,012 telecommunications towers, Smart also entered into a Master Services Agreement with Frontier on similar terms (including tenor and lease rate) as the Master Services Agreements previously entered into by Smart in relation to the sale and leaseback transactions announced in April and December 2022. Upon completion of the transaction, Smart will lease back the towers for a period of 10 years at competitive terms as the anchor tenant. The sale and leaseback will be complemented by a commitment of 550 new points of service from Smart over the next few years enabling Smart to further expand its network and enhance customer experience.

This transaction supports the current administration’s “Build Better More” program which incorporates a strong digital infrastructure program to ensure that Filipinos will have access to affordable and reliable internet.

The transaction is expected to generate a material gain on disposal for PLDT.

Commenting on the transaction, PLDT Chairman Manuel V. Pangilinan said “This transaction cements our relationship with one of the largest independent tower companies in the country, providing the Group with another important partner to support our expansion, while unlocking additional value.”

PLDT and Smart President and CEO Alfredo S. Panlilio added “This transaction represents another important milestone in our asset-light strategy focused on operational efficiencies and best-in-class customer experience, supportive of the government’s digital roadmap for the Philippines.” Panlilio is a member of the Private Sector Advisory Council

(PSAC) Digital Infrastructure group that supports the nation's development blueprint and digitalization agenda through the GoDigital Pilipinas movement.

Patrick Tangney, Chairman and CEO of Frontier, said “Our partnership with PLDT is built on a foundation of trust: trust that we can continue to deliver long-term value in operating and expanding PLDT’s world-class network in an environmentally sustainable manner. This transaction provides a wonderful opportunity for us to enhance digital connectivity and inclusion throughout the Philippines for PLDT and the people of the Philippines.”

Closing of the transaction will be staggered based on the number of towers being transferred and subject to customary closing conditions. All closings are expected to be completed in 2023.

UBS AG acted as exclusive financial adviser to PLDT and Smart on this transaction.

XX

This press release may contain some statements which constitute “forward-looking statements” that are subject to a number of risks and opportunities that could affect PLDT’s business and results of operations. Although PLDT believes that expectations reflected in any forward-looking statements are reasonable, it can give no guarantee of future performance, action or events.

For further information, please contact:

Melissa V. Vergel de Dios	Cathy Y. Yang
pldt_ir_center@pldt.com.ph	cyyang@pldt.com.ph

About PLDT

PLDT is the Philippines’ largest fully integrated telco company. Through its principal business groups – from fixed line to wireless – PLDT offers a wide range of telecommunications and digital services across the Philippines’ most extensive fiber optic backbone, and fixed line and cellular networks.

PLDT is listed on the Philippine Stock Exchange (PSE:TEL) and its American Depositary Shares are listed on the New York Stock Exchange (NYSE:PHI). PLDT has one of the largest market capitalizations among Philippine-listed companies.

For more information, visit: www.pldt.com

About Frontier

Frontier is a subsidiary of Pinnacle. Pinnacle invests in, builds and operates telecommunications infrastructure with a focus on towers and related assets. Pinnacle is an Asia-focused digital infrastructure platform with a strong focus on the rapidly growing Philippines market. Frontier’s leadership team includes founders of a number of highly successful tower companies and former C-level executives from some of the world’s leading wireless operators. Pinnacle is backed by leading global investment firm KKR.

For more information, visit: https://www.frontiertowersphilippines.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly authorized and caused this report to be signed on its behalf by the undersigned.

PLDT Inc.
By	:	/s/ Marilyn A. Victorio-Aquino
Name	:	Marilyn A. Victorio-Aquino
Title	:	Corporate Secretary

Date: March 16, 2023